Exhibit 99.12

THERAPEUTICS Innovative Respiratory Solutions	FOR IMMEDIATE RELEASE	21622 Plummer Street Chatsworth, CA 91311 Toll Free: 800.423.8870 Phone: 818.882.0883 Main Fax: 818.882.1809

Company Contact:		Investor Contact:
Earl L. Yager		Neil Berkman Associates
President and CEO		(310) 826 — 5051
www.CHADtherapeutics.com		info@BerkmanAssociates.com
CHAD Therapeutics Reports
Fourth Quarter and Fiscal 2006 Financial Results and
Provides Update on Evaluation of Strategic Opportunities
     CHATSWORTH, California, June 29, 2006 . . . CHAD Therapeutics, Inc. (ASE:CTU) today reported financial results for the fourth quarter and fiscal 2006, and provided an update on the Company’s evaluation of strategic alternatives to maximize shareholder value.
Fourth Quarter and Fiscal 2006 Results
     For the three months ended March 31, 2006, revenue declined to $5,177,000 from $5,435,000 for the fourth quarter of fiscal 2005. The net loss for the fourth quarter of fiscal 2006 was $460,000, or $0.05 per diluted share, which included an inventory reserve of $739,000 reflected in cost of goods sold for the Company’s SAGE Oxygen Therapeutic Device, whose sales have not met expectations. For the fourth quarter of fiscal 2005, net earnings were $589,000, or $0.06 per diluted share.
     For the twelve months ended March 31, 2006, revenue declined to $22,354,000 from $24,287,000 for fiscal 2005. The net loss for fiscal 2006 was $673,000, or $0.07 per diluted share, which included the inventory reserve mentioned above. This compares to net earnings for fiscal 2005 of $1,811,000, or $0.17 per diluted share.
     Revenue from sales of oxygen conservers and therapeutic devices declined 11% for fiscal 2006 compared to fiscal 2005, reflecting a 29% decline in sales to domestic customers and a 331% increase in international sales. The decline in domestic sales was primarily due to pricing pressure and the reduction in sales to a major customer reported previously. Sales of CHAD’s proprietary TOTAL O2® home oxygen filing system increased 3% for fiscal 2006 compared to fiscal 2005.
     President and CEO Earl Yager said, “Effective January 1, 2006, Medicare reimbursement procedures were modified to provide that title for equipment used by an oxygen patient transfers to the patient after 36 months. This new policy has intensified pressure on homecare providers to reduce operating and equipment costs. Over time, we believe this will stimulate demand for CHAD’s TOTAL O2 home oxygen filling system, which is a cost-effective solution to the changing economics of the home oxygen market. However, the immediate impact among our customers has been a ‘wait and see’ approach until important questions are answered regarding equipment repair and the provision of oxygen to patients after the transfer of title. We have taken appropriate steps to adjust our operating model and inventory posture in light of these developments. We also are continuing our efforts to expand our product offerings, and are pleased by our progress in the development of proprietary diagnostic and therapeutic products for the sleep disorder market.”
     Working capital was approximately $9.8 million at March 31, 2006, including cash and cash equivalents of $935,000 versus $177,000 at March 31, 2005. Yager noted that the Company’s cash position has increased further during the first quarter of the new fiscal year. CHAD has no debt.
CHAD, OXYMATIC, OXYMIZER, OXYLITE, and TOTAL O2 are Registered Trademarks of Chad Therapeutics, Inc.
ISO 13485 Certified Company
WWW.CHADTHERAPEUTICS.COM
(more)

CHAD Therapeutics Reports Fourth Quarter and Fiscal 2006 Financial Results
June 29, 2006
Page Two
Update on Evaluation of Strategic Opportunities
     As previously reported, CHAD is in discussions with several parties concerning the distribution of both the Company’s TOTAL O2 home oxygen filling system and the products it is developing for the sleep disorder market. During the course of these discussions, the Board of Directors decided to broaden the scope of its consideration of various strategic alternatives for the Company, and engaged an investment banking firm to assist the Board in evaluating strategic opportunities to maximize value for CHAD’s shareholders.
     “While we cannot assure shareholders that we will be successful in these efforts, and no final determination will be made until all of our alternatives have been carefully analyzed in concert with our investment banker, we are pleased to report that this process is nearing its conclusion. We will report publicly as soon as new information is available,” Yager said.
About CHAD Therapeutics
     CHAD Therapeutics, Inc. is in the business of developing, producing and marketing respiratory care devices designed to improve the efficiency of oxygen delivery systems for home health care and hospital treatment of patients suffering from pulmonary diseases. For more information, visit www.CHADtherapeutics.com.
Safe Harbor Statements under the Private Securities Litigation Reform Act of 1995.
     The foregoing statements regarding prospects for future earnings and revenues, future sales trends and the introduction of products under development are forward-looking statements that involve certain risks and uncertainties. A number of important factors could cause actual results to differ materially from those contemplated by such forward-looking statements. These include the potential loss of one of our major customers upon whom we depend for a material portion of our business, increased competition and continuing downward pressure on prices for certain of our products, the potential introduction of new products with perceived competitive advantages over the Company’s products, changes or proposed changes in health care reimbursement which affect home care providers, the terms of any distribution agreement which may be negotiated with respect to our TOTAL O2 system or our sleep products, and CHAD’s ability to anticipate and respond to technological and economic changes in the home oxygen market. Moreover, the success of the Company’s products and products under development will depend on their efficacy, reliability and the health care community’s perception of the products’ capabilities and benefits, the degree of acceptance the products achieve among homecare providers and, with respect to products under development, obtaining timely regulatory approval. Additional factors that could cause actual results to differ materially from those contemplated in this press release can be found in the Company’s annual and quarterly reports filed with the Securities and Exchange Commission under the caption “Outlook: Issues and Risks.”
(tables attached)

CHAD THERAPEUTICS, INC.
CONDENSED STATEMENTS OF OPERATIONS
(Unaudited)

	Twelve Months Ended		Three Months Ended
	March 31,		March 31,
	2006	2005	2006	2005
Net sales	$22,354,000	$24,287,000	$5,177,000	$5,435,000
Cost of sales	15,113,000	14,581,000	3,919,000	3,465,000

Gross profit	7,241,000	9,706,000	1,258,000	1,970,000

Selling, general and administrative	6,788,000	6,947,000	1,687,000	1,641,000
Research and development	1,574,000	1,473,000	372,000	266,000

Total costs and expenses	8,362,000	8,420,000	2,059,000	1,907,000

Operating income (loss)	(1,121,000)	1,286,000	(801,000)	63,000

Other income, net	17,000	41,000	(6,000)	13,000

Earnings (loss) before income taxes	(1,104,000)	1,327,000	(807,000)	76,000

Income tax (benefit)	(431,000)	(484,000)	(347,000)	(513,000)

Net earnings (loss)	$(673,000)	$1,811,000	$(460,000)	$589,000

Earnings (loss) per share:
Basic	$(0.07)	$0.18	$(0.05)	$0.06
Diluted	$(0.07)	$0.17	$(0.05)	$0.06

Weighted shares outstanding:
Basic	10,146,000	10,122,000	10,158,000	10,131,000
Diluted	10,146,000	10,625,000	10,158,000	10,636,000

CHAD THERAPEUTICS, INC.
CONDENSED STATEMENTS OF OPERATIONS
(Unaudited)

	March 31,
	2006	2005
Assets
Current assets:
Cash	$935,000	$177,000
Accounts receivable, net	3,220,000	3,745,000
Income taxes refundable	383,000	—
Inventories, net	6,381,000	8,512,000
Prepaid expenses and other assets	178,000	264,000
Deferred income taxes	666,000	461,000

Total current assets	11,763,000	13,159,000

Property, plant and equipment, net	950,000	1,191,000
Intangible assets, net	972,000	802,000
Deferred income taxes	600,000	568,000
Other assets	71,000	70,000

Total Assets	$14,356,000	$15,790,000

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$522,000	$1,196,000
Accrued expenses	1,435,000	1,370,000
Income taxes payable	—	200,000

Total current liabilities	1,957,000	2,766,000

Other long-term liabilities	4,000	—

Total liabilities	1,786,000	2,766,000

Shareholders’ equity:
Common shares, $.01 par value, authorized 40,000,000 shares, 10,158,000 and 10,134,000 issued and outstanding	13,413,000	13,369,000
Accumulated deficit	(1,018,000)	(345,000)

Shareholders’ equity	12,395,000	13,024,000

Total Liabilities and Shareholders’ Equity	$14,356,000	$15,790,000